December 5, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Dear Sirs,

On November 22, we received a comment letter from Ms. Maryse Mills-Apenteng, Special Counsel of the Division of Corporation Finance, in response to a Preliminary Information Statement on Schedule 14C that was filed by CoroWare, Inc. (the Company) on November 16, 2011 (File No. 000-33231).

In her comment letter, she asked that we provide a written provide a written acknowledgement statement from the Company.

To that end, I am writing to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lloyd T. Spencer

Lloyd Spencer
Chief Executive Officer
CoroWare, Inc.

CC: Gary L. Blum
CC: Shanna Gerrard